FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                   11 May 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


International Power plc
Results for the quarter ended 31 March 2006

(London - 11 May 2006) International Power today announces its results for the quarter ended 31 March 2006 and reports on key developments to date.

Sir Neville Simms, Chairman of International Power, said: "First quarter earnings and cash flow are up significantly, primarily driven by a robust performance from the European portfolio where our business in the UK has delivered a strong increase in profitability. The US merchant assets continue to show improvement, reflecting higher spark spreads and load factors in both Texas and New England."

Highlights

Excluding exceptional items and specific IAS 39 mark to market movements(i)

* Profit from operations of GBP217 million (2005: GBP133 million) - up 63%
* EPS of 6.6p (2005: 4.1p) - up 61%
* Free cash flow(ii) of GBP127 million (2005: GBP54 million) - up 135%
* Signed agreement to acquire 632 MW Coleto Creek coal fired plant in Texas

Including exceptional items and specific IAS 39 mark to market movements(i)
* Profit from operations of GBP251 million (2005: GBP171 million) - up 47%
* EPS of 7.9p (2005: 6.1p) - up 30%


Profit from operations(iii)                        Three months     Year ended
(excluding exceptional items and specific        ended 31 March    31 December
IAS 39 mark to market movements)              2006          2005          2005
                                                    (restated)(i)  (restated)(i)
                                             GBPm          GBPm           GBPm

North America                                   4            (6)            48

Europe                                        158            83            283

Middle East                                     5             4             24

Australia                                      33            38            140

Asia                                           28            23            100

Regional total                                228           142            595

Corporate costs                               (11)          (9)            (59)

Profit from operations                        217           133            536

(i) For analysis and explanation of exceptional items and specific IAS 39 mark to market movements, please see notes 1 and 3 to this statement. All subsequent reference to 2006 financial performance is on a pre-exceptional and pre-specific IAS 39 mark to market movements basis (unless stated otherwise). The results for the three month ended 31 March 2005, and for the year ended 31 December 2005, have been restated on this basis.

(ii) Free cash flow is set out in note 4 to this statement.

(iii) Profit from operations comprises the sum of profit before interest and tax
(PBIT) of subsidiaries and profit after tax (PAT) of joint ventures and associates.

North America

Profit from operations at GBP4 million improved from a loss of GBP6 million in Q1 last year. This was mainly driven by an improved performance at the merchant assets that operated at higher load factors. The contracted assets continued to deliver a good performance.

Underlying demand growth and a volatile oil and gas environment have led to a small improvement in both peak and off-peak spark spreads in Texas and New England. As a result, Q1 load factors increased in both markets (65% in New England and in Texas 40% for Midlothian and 30% for Hays). In New England we have increased our hedging for 2006 to 60% of expected output. The forward contracted position in Texas for 2006 remains unchanged, again at some 60% of expected output.

On 20 April we announced the acquisition of the 632 MW coal fired Coleto Creek Power plant from Topaz Power Group, for a total cash consideration of US$1.14 billion (GBP640 million). Our equity investment will be US$288 million (GBP162 million) and will be funded from current liquid resources. Coleto Creek provides fuel diversity for our Texas portfolio, and is expected to be immediately earnings and free cash flow enhancing. Completion of this acquisition is on track for the third quarter of this year.

Europe

In Europe, profit from operations increased significantly from GBP83 million to GBP158 million, mainly reflecting a strong contribution from our UK portfolio, including a first time contribution from Saltend and an excellent performance from First Hydro. IPR Opatovice in the Czech Republic was also a strong performer in Q1, benefiting from improved margins, strong demand and robust operational performance during a cold and extended winter. All other assets in the European region are principally long-term contracted, and all performed well.

In the UK, Saltend (acquired in July 2005) ran as a baseload plant and delivered strong results, particularly benefiting from its indexed gas supply contract.

Continued high demand for reserve and response capacity at First Hydro during Q1, together with high plant availability, enabled this pumped storage asset to capture value in the short-term markets in which it operates. Rugeley, our coal fired plant in the UK, ran at a 90% load factor in Q1 and benefited from increased margins.

In May 2006 we acquired a 30% equity interest in Opus Energy, an independent supplier of electricity in the UK that focuses on the small business sector, for a cash consideration of some GBP7 million. We have already developed a commercial relationship with Opus for the supply of power, and this acquisition is a natural progression of this relationship. We have a call option on the remaining 70% of Opus, exercisable in 2009.

Middle East

Profit from operations at GBP5 million was ahead of last year (2005: GBP4 million). All assets in the region performed well and in line with expectations.

Construction at the four Tihama sites for Saudi Aramco - namely Ju'aymah, Ras Tanura, Shedgum and Uthmaniyah - together comprising 1,074 MW and 4.5m lbs/hr of steam - is progressing well. Uthmaniyah commenced commercial operation as scheduled in March, and is already contributing to profitability. Shedgum is expected to commence operation during the second quarter, and overall the Tihama construction programme is on track to reach full commercial operation in the last quarter of 2006.

In Qatar and Abu Dhabi, construction continues to make good progress at our Ras Laffan B and Umm Al Nar projects respectively. All five gas turbines have been successfully tested at Umm Al Nar and the two desalination units are producing water. Full commercial operation at Umm Al Nar of the extension is expected in H2 2006. At Ras Laffan, the first two 200 MW gas turbines have been synchronised with the grid, and together with the third gas turbine are expected to enter commercial operation in Q2 providing 600 MW of power and 15 MIGD of water. Final completion of the 1,025 MW, 60 MIGD project is expected in 2008.

Following the agreement to acquire the 910 MW and 30 MIGD Hidd facility in Bahrain in January, the plant is operating well and construction of the 60 MIGD desalination extension has commenced.

Australia

Profit from operations at GBP33 million was down on last year (2005: GBP38 million) mainly due to the anticipated reduction in prices at Hazelwood in Victoria. Since our year end announcement, power prices have remained stable and therefore we continue to expect average prices in 2006 to be lower than those achieved in 2005.

Loy Yang B and all other contracted assets in the region continue to perform well and operate at high availability and load factors. The non-recourse debt facility at Loy Yang B was successfully refinanced, which achieved improved amortisation terms.

Our retail partnership with EnergyAustralia in Victoria and South Australia continues to increase its customer base, with the number of power and gas accounts now some 305,000, up from 175,000 on the formation of our partnership in July last year.

Asia

Profit from operations in Asia increased to GBP28 million (2005: GBP23 million). Performance in this region, where all assets have long-term offtake contracts, was characterised by high levels of availability and good underlying profitability and cash flow.

There was a particularly strong performance from KAPCO (Pakistan) and Paiton (Indonesia) in Q1 2006, which both benefited from high availability and load factors. As expected, KAPCO will become a full tax payer in Pakistan following the expiry of its tax holiday, and will be charged the local tax rate of 35% with effect from 1 July 2006.

Interest

Net interest expense at GBP56 million is GBP13 million higher than Q1 2005, reflecting the impact of additional debt relating to the acquisition of Saltend.

Tax

The group tax charge for the first quarter was GBP37 million (2005: GBP20 million). The effective tax rate, based on our forecast rate for the full year, is 30% compared to 31% for the year ended 31 December 2005.

Exceptional items and specific IAS 39 mark to market movements

An exceptional gain of GBP14 million reflects compensation in respect of the TXU settlement.

In Q1 2006 the Group has separately disclosed all IAS 39 mark to market movements contained in the income statement, except those relating to proprietary trading activities where the impact continues to be reflected in the underlying results. This has been done to assist the understanding of the underlying business performance and is consistent with the presentation adopted by many companies within the UK energy sector. The comparative results for 2005 have been restated on the same basis.

The specific IAS 39 mark to market movements reported in the quarter contributed a profit before tax of GBP21 million (2005: loss of GBP7 million).

Summary cash flow
The summary of the Group cash flow statement is set out below:


                                       Three months   Three months        Year
                                              ended          ended       ended
                                           31 March       31 March 31 December
                                               2006           2005        2005
                                               GBPm           GBPm        GBPm

Profit for the period                           149            100         330

Adjustment for non-cash items (see
note below)(i)                                   46              3         180

Dividends received from joint
ventures and associates                          17             25          92

Movements in working capital                     26              1         (21)
Capital expenditure - maintenance               (32)           (11)        (72)
Other cash movements                              -              -           3
Tax and interest paid                           (79)           (64)       (227)

Free cash flow                                  127             54         285

Receipt from TXU administrators -
exceptional                                      14             44          58
Finance costs - exceptional                       -              -          (5)
Refinancing costs capitalised on
acquisition debt                                  -              -          (7)
Capital expenditure for growth
projects                                        (28)           (42)       (188)
Returns from joint ventures and
associates (net of investments)                   3              3          48
Acquisitions                                      -            (34)       (571)
Disposals                                         -            130         211
Dividends paid                                    -              -         (37)
Proceeds from share issue                         6              -           2
Funding from minorities                           3              3          80
Foreign exchange and other                       24            (21)       (181)

Decrease/(increase) in net debt                 149            137        (305)

Opening net debt                             (2,979)        (2,745)     (2,745)
Transitional adjustment on first-time
adoption of IAS39                                 -             44          44
Net cash on acquisition of
subsidiaries                                      -              -          27

Closing net debt                             (2,830)        (2,564)     (2,979)

(i) Non-cash items are set out in note 4 to the Accounts. They include income statement charges for interest, tax, depreciation, the share of profit of joint ventures and associates, and the exceptional profit on the TXU settlement.

Free cash flow for the quarter was GBP127 million (2005: GBP54 million). The increase reflects higher profit for the period and some reduced working capital requirements, principally reflecting spares utilised for planned maintenance work. Dividends from joint ventures and associates are GBP17 million, down
GBP8 million on 2005 due only to the phasing of receipts. Growth capex at GBP28 million reflects the spend on the Tihama project in Saudi Arabia as the project nears completion.

Summary balance sheet

The summarised, reclassified Group balance sheet is set out below:


                                           As at           As at         As at
                                        31 March        31 March   31 December
                                            2006            2005          2005
                                                   (restated)(i)
                                            GBPm            GBPm          GBPm
Non-current assets
Intangibles and tangibles                  4,434           3,758         4,590
Investments                                1,433           1,231         1,379
Long-term receivables and others             716             583           623

                                           6,583           5,572         6,592
Net current liabilities (excluding net
debt items)                                 (285)           (114)         (327)
Provisions and creditors > one year
(excluding net debt items)                  (896)           (705)         (911)
Net debt                                  (2,830)         (2,564)       (2,979)

Net assets                                 2,572           2,189         2,375

Gearing                                      110%            117%          125%
Debt capitalisation                           52%             54%           56%

(i) In accordance with IFRS 3, the fair values of certain assets and liabilities acquired in 2004 have been revised following the completion of the initial accounting during the year ended 31 December 2005. Please see notes 1 and 5 to this statement.

Net assets have increased by GBP197 million since the year end mainly due to the profit earned in the period, together with a reduction in net current liabilities relating to derivatives. Net debt decreased to GBP2.8 billion and as a result, debt capitalisation has reduced from 56% at 31 December 2005 to 52% at 31 March 2006.


Outlook

We continue to expect 2006 to be a year of further growth. Overall, we anticipate Q1 and Q4 to be our strongest quarters, driven by the seasonal profile of our European portfolio.

Achieved spark spreads for the three months ended 31 March 2006


New England                                       Q1 2006               Q1 2005
Spark spread ($/MWh)                                   $3                  n/a*
Load factor                                            65%                  15%

Texas (Midlothian)                                Q1 2006               Q1 2005
Spark spread ($/MWh)                                  $13                  n/a*
Load factor                                           40%                   20%

Texas (Hays)                                      Q1 2006               Q1 2005
Spark spread ($/MWh)                                   $8                   n/a
Load factor                                           30%                   n/a

United Kingdom

Rugeley                                            Q1 2006              Q1 2005
Dark spread (GBP/MWh)**                              GBP19                GBP14
Load factor                                            90%                  65%

Deeside                                            Q1 2006              Q1 2005
Spark spread (GBP/MWh)**                                n/a*                GBP9
Load factor                                             7%***               35%

Australia

Hazelwood                                          Q1 2006              Q1 2005
Achieved power price (A$/MWh)                         A$33                 A$37
Load factor                                            80%                  85%

* At low load factors the spark spreads are not meaningful
** Excludes CO2 costs
*** A planned outage took place at Deeside during Q1 2006

For further information please contact:

Media Contact:                         Investor Contact:
Sara Richardson                        Aarti Singhal
+44 (0)20 7320 8619                    +44 (0)20 7320 8681

About International Power

International Power plc is a leading independent electricity generating company with 16,827 MW (net) in operation and 1,544 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADRs). The ticker symbol on both stock exchanges is "IPR".



International Power plc
Consolidated Income Statement
For the quarter ended 31 March 2006


                                   Quarter ended                                        Quarter ended
                                   31 March 2006                                        31 March 2005

                        Results    Exceptional    Results for            Results          Exceptional      Results for
                      excluding        items &     the period          excluding              items &       the period
                    exceptional       specific                       exceptional            specific
                        items &    IAS 39 mark                              item         IAS 39 mark
                       specific      to market                          specific           to market
                    IAS 39 mark      movements                       IAS 39 mark           movements
                      movements           (i)                          movements      (Restated (i))
                            (i)                                   (Restated (i))
                   Note    GBPm          GBPm            GBPm               GBPm                 GBPm             GBPm

Revenue:Group
and share of joint          920            51             971                620                   (5)             615
ventures and
associates

Less: share
of joint
ventures' and              (302)            1            (301)              (230)                   -             (230)
associates'
revenue

Group revenue       2       618            52             670                390                   (5)             385

Cost of sales              (446)          (31)           (477)              (302)                   -             (302)

Gross profit                172            21             193                 88                   (5)              83

Other operating
income                       13            14              27                 20                   44               64
Other operating
expenses                    (36)            -             (36)               (32)                   -              (32)
Share of results
of joint
ventures                     68            (1)             67                 57                   (1)              56
and associates

Profit from
operations          2       217            34             251                133                   38              171

Disposal of
investments                   -             -               -                  -                    4                4
Finance income               11             -              11                 13                    -               13

Finance expenses            (67)            1             (66)               (56)                  (1)             (57)

Profit
before tax                  161            35             196                 90                   41              131

Income tax
expense                     (37)          (10)            (47)               (20)                 (11)             (31)

Profit for
the period                  124            25             149                 70                   30              100

Attributable to:
Minority interests           26             6              32                 10                    -               10
Equity holders of            98            19             117                 60                   30               90
the parent

Earnings per share:
Basic                       6.6p                          7.9p               4.1p                                  6.1p
                           ======                       ======             ======                               ======
Diluted                     6.3p                          7.5p               3.9p                                  5.8p
                           ======                       ======             ======                               ======

(i) Following the implementation of IFRS, the Group has continued with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order for the reader to understand the underlying business performance, the Group separately discloses within the income statement all IAS 39 mark to market movements recorded therein, other than those related to proprietary trading activities and the revaluation of assets held for trading. The 2005 comparatives have been restated on the same basis. (See notes 1 and 3.)



International Power plc
Consolidated Income Statement
For the year ended 31 December 2005

                                                   Year ended
                                                31 December 2005
                                        Results      Exceptional    Results for
                                      excluding          items &       the year
                                    exceptional        specific
                                        items &     IAS 39 mark
                                       specific       to market
                                    IAS 39 mark       movements
                                      movements  (Restated (i))
                                  (Restated (i))
                            Note           GBPm            GBPm            GBPm

Revenue: Group and share
of joint ventures and                     2,980             (44)          2,936
associates
Less: share of joint
ventures' and associates'
revenue                                   (1,000)             (3)         (1,003)
Group revenue                  2           1,980             (47)          1,933
Cost of sales                             (1,570)             57          (1,513)

Gross profit                                 410              10            420

Other operating income                        64              58            122
Other operating expenses                    (129)              -            (129)
Share of results of joint
ventures and associates                      191               7            198

Profit from operations         2             536              75            611

Disposal of investments                        -              10             10
Finance income                                53               -             53
Finance expenses                            (255)              -            (255)

Profit before tax                            334              85            419
Income tax expense                           (68)            (21)           (89)

Profit for the period                        266              64            330

Attributable to:
Minority interests                            52              (7)            45
Equity holders of the                        214              71            285
parent

Earnings per share:
Basic                                       14.6p                         19.4p
Diluted                                     14.0p                         18.5p

(i) Following the implementation of IFRS, the Group has continued with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order for the reader to understand the underlying business performance, the Group separately discloses within the income statement all IAS 39 mark to market movements recorded therein, other than those related to proprietary trading activities and the revaluation of assets held for trading. The 2005 comparatives have been restated on the same basis. (See notes 1 and 3.)


International Power plc
Consolidated Balance Sheet
As at 31 March 2006

                                         As at           As at           As at
                                      31 March        31 March     31 December
                                          2006            2005            2005
                                                 (Restated (ii))
                                          GBPm            GBPm            GBPm
Assets
Non-current assets
Goodwill and intangible assets             360             190             383
Property, plant and equipment            4,074           3,568           4,207
Investments                              1,433           1,231           1,379
Long-term receivables                      704             583             623
Derivative financial instruments            12               -               -

Total non-current assets                 6,583           5,572           6,592

Current assets
Inventories                                 92              92             110
Trade and other receivables                431             266             408
Derivative financial instruments           293              81             268
Assets held for trading                     50              47              52
Cash and cash equivalents                  675             710             620

Total current assets                     1,541           1,196           1,458

Total assets                             8,124           6,768           8,050

Current liabilities
Loans and bonds                            101              74             187
Derivative financial instruments           447              73             496
Other current liabilities                  654             480             617

Total current liabilities                1,202             627           1,300

Non-current liabilities

Loans and bonds                          3,454           3,247           3,464
Derivative financial instruments           152             172             191
Trade and other payables                   103              36              95
Deferred tax liabilities                   568             430             557
Other provisions                            73              67              68

Total non-current liabilities            4,350           3,952           4,375

Total liabilities                        5,552           4,579           5,675

Net assets                               2,572           2,189           2,375

Equity
Share capital                              743             737             737
Reserves                                 1,524           1,205           1,355
Total equity attributable to equity
holders of parent                        2,267           1,942           2,092
Minority interests                         305             247             283

Total equity                             2,572           2,189           2,375

Net debt                                (2,830)         (2,564)         (2,979)

Gearing                                  110.0%          117.1%          125.4%
Debt capitalisation                       52.4%           53.9%           55.6%

(ii) In accordance with IFRS 3, the fair values of certain assets and liabilities acquired in 2004 have been revised following the completion of the initial accounting during the year ended 31 December 2005 (see notes 1 and 5). There is no material impact on the income statement.



International Power plc
Consolidated Statement of Changes in Total Equity
For the quarter ended 31 March 2006


                                   Quarter ended   Quarter ended     Year ended
                                        31 March        31 March    31 December
                                            2006            2005           2005
                                            GBPm            GBPm           GBPm

Foreign exchange translation
differences (net of tax)                     (13)             (2)            88
Fair value movement on cash flow
hedges taken to equity (net of
deferred tax of GBP15 million)                65              11             (98)

Net income/(expense) recognised
directly in equity                            52               9             (10)

Net profit for the period                    149             100            330

Total recognised income and
expense for the period                       201             109            320

Recognition of equity component
in 3.75% convertible US dollar
bond                                           -              50             50
Issue of shares                                6               -              2
Minority interests in
acquisitions and disposals                     -              16             16
Equity funding from minority
interests                                      -               -              6
Distributions:
Dividends on ordinary shares                   -               -             (37)
To minority interests in
subsidiaries                                 (14)             (8)            (14)
Other movements                                4              (1)             9

Net increase in total equity                 197             166            352

Balance at beginning of period             2,375           2,058          2,058

Restatement on adoption of IAS 32
and IAS 39                                     -             (35)            (35)
at 1 January 2005

Balance at end of period                   2,572           2,189          2,375

International Power plc
Consolidated Cash Flow Statement
For the quarter ended 31 March 2006

                                 Quarter ended   Quarter ended       Year ended
                                      31 March        31 March      31 December
                                          2006            2005             2005
                               Note       GBPm            GBPm             GBPm
Net cash inflow from
operating activities            4          141              98              331

Investing activities

Purchase of property, plant
and equipment - growth                    (28)            (42)              (188)
Acquisitions of subsidiaries
(net of cash acquired)                      -             (18)              (494)
Acquisitions of investments                 -             (16)               (50)
Returns from joint ventures
and associates (net of
investments)                                3               3                 48
Proceeds from disposal of
subsidiaries                                -               -                 73
Proceeds from disposal of
investments                                 -              130               138

Net cash (used in)/from
investing activities                       (25)             57              (473)

Financing activities
Dividends paid                              -               -                (37)
Proceeds from share issue                   6               -                  2
Net (repayments to)/advances
from banks                                 (54)             (8)              148
Funding from minority
interests                                    3               3                80
Distributions paid to minority
interests                                  (14)             (8)              (14)

Net cash (used in)/from
financing activities                       (59)            (13)              179

Net increase in cash and cash
equivalents                                 57              142               37

Cash and cash equivalents at
beginning of period                         620             565              565

Effect of foreign exchange
rates thereon                               (2)               3               18

Cash and cash equivalents at
end of period                               675             710              620

International Power plc
Notes to the Consolidated Financial Statements
For the quarter ended 31 March 2006

1.Basis of preparation

The unaudited consolidated financial statements for the quarter ended 31 March 2006 have been prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board as adopted by the EU using the same accounting policies as those adopted for the year ended 31 December 2005.

These consolidated financial statements have been prepared on the historical cost basis, except for certain derivative financial instruments, financial instruments held for trading and financial instruments classified as available for sale, which are carried at fair value.

Following the implementation of IFRS, the Group has continued with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information.

IAS 39 mark to market movements recorded within the results for the period include the changes in fair value of derivatives where either cash flow hedge accounting could not be achieved or ineffectiveness in the hedging relationship was recorded within net income as either an income or expense item. These items are separately disclosed within the income statement along with exceptional items. All other mark to market movements recorded within the income statement are included within the results excluding exceptional items and specific IAS 39 mark to market movements (see note 3).

Adjustments have been made to comparative figures to make them consistent with the current period in relation to the presentation of specific IAS 39 related items which the Directors consider appropriate to highlight separately (see note
3).

Adjustments have also been made to the quarterly comparatives to reflect the fair values of certain assets and liabilities associated with the acquisition of the international generation portfolio of Edison Mission Energy which were revised during the year ended 31 December 2005 on the completion of the initial accounting (see note 5).

These financial statements do not constitute statutory accounts of International Power plc and its subsidiaries ("the Group") within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2005 is derived from the statutory accounts for that period. Statutory accounts for the year ended 31 December 2005 will be filed with the Registrar of Companies following the Company's Annual General Meeting. The report of the auditors was unqualified and did not contain statements under section 237(2) or
(3) of the Companies Act 1985.

2.Segmental analysis

a) Revenue (excluding exceptional items and specific IAS 39 mark to market movements)


               Quarter ended 31 March 2006         Quarter ended 31 March 2005           Year ended 31 December 2005
            Subsidiaries     Share of   Total   Subsidiaries     Share of   Total     Subsidiaries     Share of   Total
                                joint                               joint                                 joint
                         ventures and                        ventures and                          ventures and
                           associates                          associates                            associates
                    GBPm         GBPm    GBPm           GBPm         GBPm    GBPm             GBPm         GBPm    GBPm
North                140           45     185             27           34      61              527          171     698
America
Europe               376          121     497            257          106     363            1,014          397   1,411
Middle East            7           15      22              5           10      15               24           43      67
Australia             90           23     113             95            2      97              388           48     436
Asia                   5           98     103              6           78      84               27          341     368

                     618          302     920            390          230     620            1,980        1,000   2,980

Note
The segmental revenue (including exceptional items and specific IAS 39 mark to market movements) for the quarter ended 31 March 2006 is North America GBP213 million, Europe GBP507 million and Australia GBP126 million (Quarter ended 31 March 2005: North America GBP60 million, Europe GBP358 million and Australia GBP98 million. Year ended 31 December 2005: North America GBP694 million, Europe GBP1,387 million and Australia GBP420 million).

b) Profit/(loss) from operations (excluding exceptional items and specific IAS 39 mark to market movements)


               Quarter ended 31 March 2006         Quarter ended 31 March 2005         Year ended 31 December 2005
            Subsidiaries     Share of   Total   Subsidiaries     Share of   Total   Subsidiaries     Share of   Total
                                joint                               joint                               joint
                         ventures and                        ventures and                        ventures and
                           associates                          associates                          associates
                    GBPm         GBPm    GBPm           GBPm         GBPm    GBPm           GBPm         GBPm    GBPm

North                 (3)           7       4            (12)           6      (6)            21           27      48
America
Europe               127           31     158             56           27      83            229           54     283
Middle East            2            3       5              2            2       4             12           12      24
Australia             34           (1)     33             37            1      38            136            4     140
Asia                   -           28      28              2           21      23              6           94     100

                     160           68     228             85           57     142            404          191     595

Corporate Costs      (11)           -     (11)            (9)           -      (9)           (59)           -     (59)
                     149           68     217             76           57     133            345          191     536

Notes
1.The segmental profit from operations (including exceptional items and specific IAS 39 mark to market movements) for the quarter ended 31 March 2006 is North America profit of GBP1 million, Europe profit of GBP181 million, Australia profit of GBP46 million and Asia profit of GBP29 million (Quarter ended 31 March 2005: North America loss of GBP7 million, Europe profit of GBP122 million, Australia profit of GBP39 million and Asia profit of GBP22 million. Year ended 31 December 2005: North America profit of GBP49 million, Europe profit of GBP370 million, Australia profit of GBP125 million and Asia profit of GBP102 million).

2.Alternative format segmental information is provided on page 19 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.

3.Exceptional items and specific IAS 39 mark to market movements

In accordance with the basis of preparation outlined in note 1, the following exceptional items and specific IAS 39 mark to market movements are recorded within the income statement.


                                   Quarter ended   Quarter ended     Year ended
                                        31 March        31 March    31 December
                                            2006            2005           2005
                                            GBPm            GBPm           GBPm
Mark to market movements                      52              (5)            (47)
Amounts recognised in revenue                 52              (5)            (47)

Impairment reversal of Rugeley                 -               -             52
Mark to market movements                     (31)              -              5

Amounts recognised in cost of
sales                                        (31)              -             57

Compensation in respect of the
tolling agreement with TXU                    14              44             58

Amounts recognised in other
operating income                              14              44             58

Mark to market movements                      (1)             (1)             7

Amounts recognised in share of
results of joint ventures and
associates                                    (1)             (1)             7

Profit on disposal of Tri Energy               -               4              4
Profit on disposal of shares in
Interconnector UK                              -               -              3
Profit on disposal of land in
Thailand                                       -               -              3

Amounts recognised in disposal of
investments                                    -               4             10

Mark to market movements                       1              (1)             -

Amounts recognised in finance
expenses                                       1              (1)             -

Taxation on Rugeley impairment
reversal                                       -               -             (16)
Taxation on compensation in
respect of the tolling agreement
with TXU                                      (4)            (13)            (17)
Taxation on disposal of shares in
Interconnector UK and on disposal
of land in Thailand                            -               -              (1)
Taxation on mark to market
movements                                     (6)              2             13

Taxation on exceptional items and
specific IAS 39 mark to market
movements                                    (10)            (11)            (21)

Total exceptional items and
specific IAS 39 mark to market
movements after attributable
taxation                                      25              30             64

In January 2006 Rugeley Power received a further payment from the TXU Administrators amounting to GBP15 million. An exceptional item of GBP14 million has been recorded, net of payments to creditors.

The comparatives for the quarter ended 31 March 2005 have been restated, as set out in note 1, in order to separately identify specific IAS 39 mark to market movements. These adjustments are separately identified within the table above, described as "mark to market movements". For the quarter ended 31 March 2005 the impact of these adjustments on profit before tax is an expense of GBP7 million and on tax expense a credit of GBP2 million. There is no impact on net assets as at 31 March 2005 relating to this restatement. For the year ended 31 December 2005 the impact of these adjustments on profit before tax is an expense of GBP35 million and on tax expense a credit of GBP13 million. There is no impact on net assets as at 31 December 2005 relating to this restatement.

4.Reconciliation of profit to net cash inflow from operating activities


                                             Quarter    Quarter            Year
                                               ended      ended           ended
                                            31 March   31 March     31 December
                                                2006       2005            2005
                                                GBPm       GBPm            GBPm
Profit for the period                            149        100             330

Adjustments for:
Net interest expense                              55         44             202
Tax expense                                       47         31              89
Share of profit of joint ventures and
associates                                       (67)       (56)            (198)
Depreciation of property, plant and
equipment and amortisation of intangible
assets                                            61         32             188
Decrease in finance lease receivables              3          -              10
Exceptional profit on disposal of
investments                                        -         (4)             (10)
Exceptional impairment reversal                    -          -              (52)
Exceptional profit on receipt from TXU
Administrators                                   (14)       (44)             (58)
Specific IAS 39 mark to market movements         (21)         5              42
Other non-cash movements                         (24)        (5)             (36)
Increase in provisions                             6          -               3

Adjustment for non-cash items                     46          3             180

Dividends received from joint ventures and
associates                                        17         25              92
Proceeds from sale of property, plant and
equipment                                          -          -               3
Purchase of property, plant and equipment
- maintenance                                    (32)       (11)             (72)

Operating cash flows before movements in
working capital                                  180        117             533

Decrease/(increase) in working capital            26          1              (21)

Cash generated from operations                   206        118             512

Taxes paid                                        (1)        (5)             (31)
Net interest paid                                (78)       (59)            (196)

Free cash flow                                   127         54             285

Exceptional receipt from TXU
Administrators                                    14         44              58
Finance costs - exceptional                        -          -               (5)
Refinancing costs capitalised on
acquisition debt                                   -          -               (7)

Net cash inflow from operating activities        141         98             331

5.Acquisitions and disposals

Acquisitions during 2006

On 22 January 2006 Hidd Power Company BSC(c), a company owned 40% by International Power, 30% by Suez-Tractebel SA and 30% by Sumitomo Corporation, signed an agreement to acquire the Hidd independent power and water project in Bahrain, and signed a 20 year power and water purchase agreement with the Ministry of Electricity and Water for its output.

Hidd Power Company took over operation of the plant on 23 January 2006. Legal title of the assets will transfer in July upon payment of the purchase price.

Restatement of 2005 comparatives arising from acquisitions completed during 2004

The fair values of certain assets and liabilities, associated with the acquisition of the international generation portfolio of Edison Mission Energy, were revised during the year ended 31 December 2005 on completion of the initial accounting. The significant adjustments relate to the finalisation of the valuation of the long-term hedge agreement between Loy Yang B and the Victoria state government in Australia, the valuation of certain acquired cap contracts in relation to Loy Yang B, the impact of tax rebasing on the fair value of Loy Yang B and the fair value of Valley Power which was disposed of during 2005. There is no impact on the total net assets acquired from Edison Mission Energy. This restatement has been reflected in the balance sheet shown as at 31 March 2005.

6.Events after the balance sheet date

On 19 April 2006 American National Power Inc, a wholly owned subsidiary of International Power, agreed to acquire the 632 MW coal fired Coleto Creek Power generation facility in Texas from Topaz Power Group, a joint venture between Carlyle/Riverstone and Sempra Generation, for cash consideration of US$1.14 billion.

7.Annual report and accounts

The Annual Report and Accounts for the year ended 31 December 2005 have been sent to shareholders and will be delivered to the registrar of companies following the Company's annual general meeting. Copies of the full Annual Report and Accounts for the year ended 31 December 2005 are available from the Company's website www.ipplc.comor by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com. Telephone: +44 (0)20 7320 8600.

Additional information for shareholders that does not form part of the quarterly accounts For the quarter ended 31 March 2006

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items and specific IAS 39 mark to market movements is presented in note 2 to the accounts. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.

a) Alternative format profit from operations (including results from JVs and associates before interest, tax and minority interest and excluding exceptional items and specific IAS 39 mark to market movements)


                Quarter ended 31 March 2006              Quarter ended 31 March 2005       Year ended 31 December 2005
      Subsidiaries  Share of joint  Total   Subsidiaries  Share of joint   Total    Subsidiaries  Share of joint Total
                      ventures and                          ventures and                            ventures and
                        associates                            associates                              associates
             GBPm             GBPm   GBPm           GBPm            GBPm   GBPm            GBPm           GBPm   GBPm
North          (3)              11      8            (12)             11     (1)             21             43     64
America
Europe        127               46    173             56              41      97            229             96    325
Middle          2                7      9              2               5       7             12             27     39
East
Australia      34               (1)    33             37               2      39            136              7    143
Asia            -               45     45              2              38      40              6            169    175

              160              108    268             85              97     182            404            342    746
Corporate
costs         (11)               -    (11)            (9)              -     (9)            (59)             -    (59)
              149              108    257             76              97     173            345            342    687

b)   Reconciliation   of  segment  results  between  IFRS  and  the  alternative presentational format


                          Quarter ended             Quarter ended                Year ended
                          31 March 2006             31 March 2005          31 December 2005
                                   GBPm                       GBPm                     GBPm
Profit from
operations                          217                        133                      536
(excluding exceptional items
and specific IAS 39 mark to
market movements)

Add back:
Share of JVs' and
associates' interest                 23                         25                       97
Share of JVs' and
associates' taxation                 17                         15                       53
Share of JVs' and
associates' minority interest         -                          -                        1

Profit from operations              257                        173                      687
(including results from JVs
and associates before interest,
tax and minority interest)

Additional information for shareholders that does not form part of the quarterly accounts For the quarter ended 31 March 2006

Effective tax rate and interest cover ratio (pre exceptional items and specific IAS 39 mark to market movements)

The following table shows a reconciliation of the effective tax rate and interest cover ratio for the group (excluding exceptional items and specific IAS 39 mark to market movements):



                                   Quarter ended   Quarter ended     Year ended
                                        31 March        31 March    31 December
                                            2006            2005           2005
                                            GBPm            GBPm           GBPm
Profit from operations                       217             133            536
(excluding exceptional items and
specific IAS 39 mark to market
movements)

Add back:
Share of JVs' and associates'
interest                                      23              25             97
Share of JVs' and associates'
taxation                                      17              15             53
Share of JVs' and associates'
minority interest                              -               -              1

Profit before total interest and
taxation                                     257             173            687

Total interest expense                       (79)            (68)           (299)
(including share of JVs and
associates)

Profit before total tax expense              178             105            388

Total income tax expense                     (54)            (35)           (121)
(including share of JVs and
associates)

Profit after tax                             124              70            267

Total minority interest                      (26)            (10)            (53)
(including share of JVs and
associates)

Profit attributable to the equity
holders                                       98              60            214
(excluding exceptional items and
specific IAS 39 mark to market movements)

Effective tax rate                            30%             33%           31%
Interest cover ratio                         3.3x            2.5x          2.3x





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary